UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 10, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

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Great Panther Resources Limited Suite 350, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

April 10, 2007	For Immediate Release

NEWS  RELEASE

GREAT PANTHER DOUBLES PRODUCTION AT GUANAJUATO IN FIRST QUARTER;

INCREASES OUTPUT FROM TWO MINES BY 38%

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that first quarter 2007 output at its two 100%-owned mines in Mexico increased by 38% over Q4 2006 to 318,359 silver equivalent ounces (Ag Eq Oz). The increase was mainly due to significant improvements in the head grades at the Guanajuato Silver-Gold Mine where output doubled over the same period. Guanajuato yielded 146,555 Ag Eq Oz in Q1 2007, almost as much as in the entire 6 months from startup to the end of 2006.

Production highlights from Q1 2007 include:

•	A 38% quarter-over-quarter increase in overall production from 230,040 to 318,359 Ag Eq Oz,
•	Output doubled at Guanajuato, from 73,484 in Q4 2006 to 146,552 Ag Eq Oz in Q1 2007 (155,085 oz produced in 2006),
•	Average silver and gold grades at Guanajuato increased by 53% and 40%, respectively, quarter-over-quarter,
•	Silver and gold grades at Guanajuato rose steadily through the first quarter, increasing by 100% and 65%, respectively, from 59 g/t and 0.51 g/t in December to 119 g/t and 0.85 g/t in March,
•	With the increase in grades, average silver and gold recoveries at Guanajuato increased by 9% and 7%, respectively, to 71.5% and 70.2% for the quarter,
•	Throughput at Guanajuato increased by 25% to 49,761 tonnes in Q1 2007,
•	Production at Topia was up 10% over the previous quarter as a 13% increase in tonnage was partially offset by a 5% decrease in grade.

A breakdown of head grades and metal production for the quarter is as follows:

		Head Grades				Production
	Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Ag Oz	Au Oz	Pb lbs	Zn lbs	Ag Eq Oz*
Guanajuato	49,761	93	0.71			106,646	798			146,552
Topia	8,161	321	0.72	2.73	3.48	72,412	146	448,591	555,507	171,807
Production Totals						179,058	944	448,591	555,507	318,359

*Silver equivalent ounces (Ag Eq Oz) were calculated using prices of US$600/oz for gold, US$12.00/oz for silver, US$0.60/lb for lead, and US$1.50/lb for zinc.

The month-over-month increase in grades at Guanajuato is continuing into April as production from higher grade stopes makes a greater contribution to the daily throughput. The Company started mining low grade stockwork zones in June 2006 and production from the higher grade areas did not commence until late January. At present, the Guanajuatito area, where Great Panther’s surface drilling identified a near-surface zone of high grade silver-gold in 2005-2006, is making the most significant contribution to the overall grade.

At Topia, throughput at the plant for Q1 2007 was up by 13%, to 8,161 tonnes, over the previous quarter, but a 5% decrease in average grades resulted in a 10% increase in production at 171,807 Ag Eq Oz compared to 156,556 Ag Eq Oz for Q4 2006. The breakdown by metal in the recent quarter was 72,412 oz of silver, 146 oz of gold, 448,591 lbs of lead and

555,507 lbs of zinc. In addition to the aforementioned production, the Topia plant processed 3,216 tonnes, or 28% of the total throughput, on a custom basis for local small miners. Custom milling uses up some of the excess plant capacity and helps to increase efficiencies and lower overall costs.

The refurbishing of both plants is continuing and the third ball mill at each of the two operations is still in the testing phase, with both scheduled to be operational by May. Mine development in new areas is underway at both mines in order to provide additional working faces and higher levels of production.

The month-over-month increase in grades at Guanajuato and the overall increase in output are expected to continue over the next two quarters. Combined with planned increases at Topia, the level of production should continue to increase at a significant rate over at least the next 6 months. As such, the Company is maintaining its targeted output for 2007 at approximately 2,500,000 Ag Eq Oz. Management emphasizes, however, that this remains a target as the Company works towards a defined reserve base at both operations. Variations in production grades and tonnages, as well as other factors, can affect the final output, and production targets will be revised quarterly.

Great Panther continues to experience rapid and strong growth at its two mines as it makes the transition to a junior mining company. Surface and underground drilling is continuing at both mines and results from these programs will be released on a regular basis.

Robert F. Brown, P.Eng and Vice President of Exploration for the Company is the Qualified Person for all of Great Panther’s Project, under the meaning of NI43-101, and has reviewed this news release. Aspects of the Topia and Guanajuato Mines relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman and CFO

Date: April 11, 2007